10025729

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49386

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thompson Davis & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 South Fifth Street
(No. and Street)

Richmond	VA	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Elaine Altizer 804-644-6381
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter Stephens Hurst Gary & Shreaves
(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd, Ste 300	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC Mail Processing Section
FEB 25 2010
Washington, DC
105

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Elaine Altizer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thompson Davis & Co., Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

certain joint accounts, custodian accounts, trusteed IRA accounts of shareholders or similar types of accounts which are classified as customer accounts in accordance with Rule 15c3-3(a)(1) of the Securities and Exchange Act of 1934

Signature

CFO

Title

Notary Public

PAMELA JEANNE PRESCOTT COMMONWEALTH OF VIRGINIA NOTARY PUBLIC

Pamela Jeanne Prescott
NOTARY PUBLIC
Commonwealth of Virginia
Reg. # 7140774
My Commission Expires
December 31, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEITER
STEPHENS

Business Assurance
& Advisory Services

THOMPSON DAVIS & CO., INC.

Statement of Financial Condition and
Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

December 31, 2009

SEC ID 8-49386

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

4401 Dominion Boulevard, 2nd Floor ♦ Glen Allen, Virginia 23060
210 Ridge-McIntire Road, Suite 500 ♦ Charlottesville, Virginia 23903
kshgs.com

THOMPSON DAVIS & CO., INC.

Table of Contents

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Thompson Davis & Co., Inc.
Richmond, Virginia

We have audited the accompanying statement of financial condition of Thompson Davis & Co., Inc. (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Thompson Davis & Co., Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States.

Keiter, Stephens, Hurst, Gary & Shreaves

February 18, 2010
Glen Allen, Virginia

4401 Dominion Boulevard, Suite 300
Glen Allen, Virginia 23060
804.747.0000, FAX 804.747.3632

Mailing Address: P.O. Box 32066
Richmond, Virginia 23294-2066
www.kshgs.com

210 Ridge-McIntire Road, Suite 500
Charlottesville, Virginia 22903
434.220.2800, FAX 434.220.2802

THOMPSON DAVIS & CO., INC.

Statement of Financial Condition
December 31, 2009

Assets	
Cash	$ 124,322
Receivables from clearing broker	1,683,506
Property and equipment, net	144,038
Other assets	139,156
Total assets	$ 2,091,022
Liabilities and Stockholders' Equity	
Liabilities:	
Accounts payable	$ 36,930
Accrued liabilities	592,438
Total liabilities	629,368
Stockholders' equity:	
Common stock, no par value, authorized 10,000 shares, issued and outstanding 1,000 shares	768,424
Retained earnings	693,230
Total stockholders' equity	1,461,654
Total liabilities and stockholders' equity	$ 2,091,022

See accompanying notes to financial statement.

THOMPSON DAVIS & CO., INC.

Notes to Financial Statement

1. **Summary of Significant Accounting Policies:**

Nature of Business: Thompson Davis & Co., Inc. (the "Company") was incorporated in the State of New York and is headquartered in Richmond, Virginia. The Company provides financial services to both retail and institutional clients nationwide. As a broker/dealer and registered investment advisor, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority (the "FINRA"). The Company is an Introducing Broker and forwards all transactions to a Clearing Broker on a fully disclosed basis.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and other financial instruments (See Note 5). The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000. The Company regularly has funds in excess of $250,000.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash: The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

Fair Value of Financial Instruments: During 2008, the Company adopted guidance from the Financial Accounting Standards Board ("FASB), which provides a framework for measuring fair value under Generally Accepted Accounting Principles ("GAAP"), for all financial assets and liabilities measured at fair value on a recurring basis. The initial adoption of the guidance did not have a material impact on the change in net assets and financial position of the Company. There are no material assets or liabilities recognized or disclosed at fair value for which the Company has not applied the guidance.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The guidance also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

1. Summary of Significant Accounting Policies, Continued:

Fair Value of Financial Instruments, Continued:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as certain U.S. Treasury securities that are traded by dealers or brokers in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities
- Level 3 – Valuation is determined using model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

The Company did not hold any financial instruments at December 31, 2009.

Securities Owned: Securities transactions are recorded in the accounts on a trade date basis.

Realized gains and losses are computed using the specific identification method.

Property and Equipment: Property and equipment is stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives ranging from 3 to 7 years.

Commission Income: Gross commission income is recorded on a trade date basis.

Income taxes: The Company has elected to be an S-Corporation. In lieu of corporate income taxes, the stockholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income.

THOMPSON DAVIS & CO., INC.

Notes to Financial Statement, Continued

1. **Summary of Significant Accounting Policies, Continued:**

Income Tax Uncertainties: During 2009, the Company adopted FASB guidance related to accounting for uncertainty in income taxes, which clarifies the accounting for income taxes by prescribing the minimum recognition threshold that a tax position is required to meet before being recognized in the Company's financial statements. The interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure and transition.

In accordance with the interpretation, the Company discloses the expected future tax consequences of uncertain tax positions presuming the taxing authorities' full knowledge of the facts and the Company's position and records unrecognized tax benefit liabilities for known, or anticipated tax issues based on the Company's analysis of whether additional taxes would be due to the authority given their full knowledge of the tax position. The Company accrues interest and penalties related to unrecognized tax benefits as other noncurrent liabilities and recognizes the related changes in the Company's assessments as a component of income tax expense. The Company has completed its assessment and determined that there were no tax positions, which would require recognition under the interpretation.

Subsequent Events: Management has evaluated subsequent events through the date the financial statements were available for issuance, and has determined that no additional disclosures are necessary.

2. **Related Parties:**

In November 2008 the Company moved to commercial office space owned by a partnership comprised principally of the stockholders of the Company, and agreed to a one-year lease which ended on December 31, 2009. As of December 31, 2009 terms of a long term lease extension had not been determined, but the Company will rent the facilities on a month to month basis for $9,902 per month until a lease is executed.

3. **Net Capital Requirements:**

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2009, the Company had net capital of $1,161,330, which was $911,330 in excess of required minimum net capital of $250,000. The Company's net capital ratio was .54 to 1.

4. Employee Retirement Plan:

The Company has an employee retirement plan under Section 401(k) of the Internal Revenue Code. The plan provides for salary reduction contributions by eligible participants, subject to certain limitations with a discretionary match by the Company.

5. Financial Instruments with Off-Balance Sheet Risk:

As a securities broker, the Company is engaged in buying and selling securities as agent for a diverse group of domestic corporations, institutional investors, individuals and as principal for its own account. The Company introduces these transactions for clearance to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or to reduce positions when necessary. The Company does not anticipate nonperformance by customers or counterparties in these situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

6. Property and Equipment:

Property and equipment at year-end consisted of:

Furniture and equipment	$ 374,157
Leasehold improvements	58,387
At cost	432,544
Less accumulated depreciation and amortization	(288,506)
Net property and equipment	$ 144,038

7. Guarantees:

As required or permitted under its Articles of Incorporation, the Company has certain obligations to indemnify its current officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors and Stockholders
Thompson Davis & Co., Inc.
Richmond, Virginia

In planning and performing our audit of the financial statements of Thompson Davis & Co., Inc. ("the Company"), as of December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. The communication of control deficiencies that are not considered significant deficiencies or material weaknesses can be either written or oral. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter, Stephens, Hurst, Gary & Shreaves

February 18, 2010
Glen Allen, Virginia

KEITER STEPHENS

Business Assurance & Advisory Services

THOMPSON DAVIS & CO., INC.

Agreed-Upon Procedures Related To An Entity's SIPC Assessment Reconciliation

December 31, 2009

SEC ID 8-49386

Filed pursuant to Rule 17a-5(e)(4).

4401 Dominion Boulevard, 2nd Floor ♦ Glen Allen, Virginia 23060
210 Ridge-McIntire Road, Suite 500 ♦ Charlottesville, Virginia 23903
kshgs.com

THOMPSON DAVIS & CO., INC.

Table of Contents

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Thompson Davis & Co., Inc.
Richmond, Virginia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by Thompson Davis & Co., Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Thompson Davis & Co., Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Keiter, Stephens, Hurst, Gary & Shreaves

February 18, 2010
Glen Allen, Virginia

4401 Dominion Boulevard, Suite 300
Glen Allen, Virginia 23060
804.747.0000, FAX 804.747.3632

Mailing Address: P.O. Box 32066
Richmond, Virginia 23294-2066
www.kshgs.com

210 Ridge-McIntire Road, Suite 500
Charlottesville, Virginia 22903
434.220.2800, FAX 434.220.2802

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049386 FINRA DEC
THOMPSON DAVIS & CO INC 11*11
PO BOX 1854
RICHMOND VA 23218-1854

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
J. Elaine Altizer 804.644.6381

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 8199.85

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (2583.89)
07.30.2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5615.96

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5615.96

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5615.96

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Thompson Davis & Co. Inc
(Name of Corporation, Partnership or other organization)

J. Elaine Altizer
(Authorized Signature)

CFO
(Title)

Dated the 24th day of Jan, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending 12.31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,671,501

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions Ø

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 15,680

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 201,778

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 174,104

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 391,562

2d. SIPC Net Operating Revenues $ 3,279,939

2e. General Assessment @ .0025 $ 8,199.85

(to page 1 but not less than $150 minimum)

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

RICHMOND
804-747-0000

CHARLOTTESVILLE
434-220-2800

WWW.KSHGS.COM